EXHIBIT 99
                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


Contact:  Nancy Goldfarb
          212-906-4690                                   FOR IMMEDIATE RELEASE


                      UNILEVER TELECONFERENCE PRESENTATION
                    --"UNILEVER ON COURSE FOR 2002 TARGETS"--

New York, NY -- September 23, 2002 -- THE FOLLOWING IS THE PRESENTATION TEXT FOR THE UNILEVER PRE-CLOSE TELECONFERENCE, GIVEN BY HOWARD GREEN, HEAD OF INVESTOR RELATIONS, AT 2:00 P.M. GMT TODAY.

The purpose of this teleconference is to update the market on the progress of our business and is a precursor to our "close" period, ahead of the third quarter results announcement. The timetable for future updates remains unchanged from that previously announced.

I would remind you that this update is based on the first two months of trading in the quarter. Comments on EPS and operating margin are made on a before exceptional items and goodwill amortization basis.

Let me start by saying that we remain comfortable with delivery of our targets for the year of mid-teens growth of earnings per share and of sustaining the growth of our leading brands at between 4.5 and 5%.

For the third quarter we expect:

  * firstly, EPS growth of some 10%. We estimate that operating margin will be ahead by around 50 bps driven by a continuing contribution from our savings programs, partly offset by planned increases in A&P.

  * secondly, underlying sales growth of the leading brands to be some 5% notwithstanding a dilution of 50 bps from softer sales of ice cream and ready to drink tea in Europe.

Underlying sales growth, after the impact of planned tail attrition, is expected to be in the range of 4 to 4.5%.

The net of disposals and acquisitions will be to reduce sales by the equivalent of some (euro)700 million, or around 5% leading to a reported sales decline of around 1%.

Turning now to the other elements of the profit and loss account.

Associated costs, at around (euro)40 million compare to some (euro)80 million in Q3 of 2001. Operating margin progression is after the short-term dilution effect of disposals, which we expect to be the equivalent of (euro)80 million in this quarter.

Goodwill amortization is estimated at (euro)345 million in the quarter.

Net interest is estimated at (euro)320 million and reflects the benefits of continuing strong cash flow and lower interest rates.

                                    - more -

Restructuring exceptional items are forecast to be around (euro)280 million before tax.

We expect the underlying tax rate in the quarter to be between 33 and 34%.

The number of shares for calculating EPS is 980 million N.V. equivalent share units or 6.53 billion if you take the PLC equivalent share units.

Let me summarise:

The third quarter is developing in line with the outlook we have previously given. This was that growth in sales and earnings per share would be driven by:

  * Firstly, an increase in the momentum of growth of our leading brands through the year fuelled by our planned innovation and market place activity programs backed by an increased investment in advertising & promotion. Our innovation program for 2002 is strong with a sustained rate in HPC and a step-up in Foods.

  * Secondly, the benefits of global procurement, the Path to Growth restructuring and Bestfoods integration, programs that continue to deliver savings at least in line with plan with regard to both amount and timing.


                                      -o0o-

SAFE HARBOUR STATEMENT: This presentation may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as "expects", "anticipates", "intends" and other similar expressions are intended to identify such forward looking-statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. Further details of these potential risks and uncertainties are given in the Unilever Annual Report and Accounts and Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements.


UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.
                                    - more -

The business comprises:

FOODS: Lipton teas, soups and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil and tomato sauces; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Dove, Pond's and Vaseline skin care; the Suave family of skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.